UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Tivic Health Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

888705100

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888705100	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Jennifer Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,419,460(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,419,460(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,460(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 14.3%
12	Type of Reporting Person IN

(1) Consists of (i) 1,199,877 shares of Common Stock held by the Reporting Person and (ii) 219,583 shares of Common Stock issuable upon exercise of stock options that are exercisable by the Reporting Person within 60 days of December 31, 2021.

CUSIP No. 888705100	Schedule 13G	Page 2 of 4

Item 1(a).	Name of Issuer:

Tivic Health Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25821 Industrial Blvd., Suite 100

Hayward, CA 94545

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Jennifer Ernst (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The business address of the Reporting Person 25821 Industrial Blvd., Suite 100, Hayward, CA 94545.

Item 2(c).	Citizenship:

The Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

888705100

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 9,715,234 shares of Common Stock outstanding as of December 31, 2021, as provided by the Issuer.

(a)       Amount Beneficially Owned: The Reporting Person is deemed to beneficially own 1,419,460 shares of Common Stock, which includes (i) 1,199,877 shares of Common Stock held by the Reporting Person and (ii) 219,583 shares of Common Stock issuable upon exercise of stock options that are exercisable by the Reporting Person within 60 days of December 31, 2021

(b)       Percent of Class: 14.3%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 1,419,460 shares of Common Stock

(ii)       Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 1,419,460 shares of Common Stock

(iv)       Shared power to dispose or to direct the disposition of: 0

CUSIP No. 888705100	Schedule 13G	Page 3 of 4

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a)                 Not applicable.

(b)                Not applicable.

(c)                 Not applicable.

CUSIP No. 888705100	Schedule 13G	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

By:	/s/ Jennifer Ernst
Jennifer Ernst